THIS FIRST AMENDING AGREEMENT TO COLLATERAL TRUST AGREEMENT

made as of the 6th day of April, 2015.

BETWEEN:

BANRO CORPORATION, a corporation continued under the laws of the Canada, having an office in Toronto, Ontario

(the “Company”)

OF THE FIRST PART

- and -

THE INITIAL GUARANTORS, as Initial Guarantors

(collectively, the “Initial Guarantors”)

OF THE SECOND PART

BANRO GROUP (BARBADOS) LIMITED, BANRO CONGO (BARBADOS) LIMITED, KAMITUGA (BARBADOS) LIMITED, LUGUSHWA (BARBADOS) LIMITED, NAMOYA (BARBADOS) LIMITED and TWANGIZA (BARBADOS) LIMITED, as Guarantors

(collectively, the “Barbados Guarantors”)

OF THE THIRD PART

- and -

EQUITY FINANCIAL TRUST COMPANY, a trust company continued under the laws of Canada and registered to carry business in the Province of Ontario

(the “Indenture Trustee”)

OF THE FOURTH PART

- and -

EQUITY FINANCIAL TRUST COMPANY, a trust company continued under the laws of Canada and registered to carry business in the Province of Ontario

(“Collateral Agent”)

OF THE FIFTH PART

- and -

ECOBANK DRC SA, a company continued under the laws of the Democratic Republic of Congo

(“Ecobank”)

OF THE SIXTH PART

- and -

GRAMERCY FUNDS MANAGEMENT LLC, a limited liability company formed under the laws of Delaware

(“Gramercy”)

OF THE SEVENTH PART

WHEREAS:

A.

The Company, the Initial Guarantors, the Indenture Trustee and Collateral Agent have heretofore executed and delivered a collateral trust agreement dated as of March 2, 2012 (as amended, restated and supplemented from time to time, the "CTA");

B.	By Joinder dated as of January 28, 2013, Ecobank agreed to be bound by the terms of the CTA as a Secured Debt Representative;

C.	By Joinders dated as of April 23, 2013, each of the Barbados Guarantors agreed to be bound by the terms of the CTA as an Obligor;

D.	By Joinder dated as of August 18, 2014, Gramercy agreed to be bound by the terms of the CTA as a Secured Debt Representative;

E.

The Company, the Initial Guarantors, the Barbados Guarantors, the Indenture Trustee and Collateral Agent wish to amend the CTA to revise, among other things, the remedies available to the Collateral Agent upon an Actionable Default and the application of proceeds pursuant to Section 3.4; and

F.

Section 9.1(a) of the CTA provides that the Collateral Agent, acting as directed by an Act of Instructing Debtholders, and the Obligors may amend or supplement the CTA, provided that the consent of the requisite percentage or number of holders of each Series of Secured Debt so affected under the applicable Secured Debt Document has been obtained, which consent to this First Amending Agreement has been obtained.

NOW THEREFORE, this First Amending Agreement witnesseth and it is hereby agreed and declared as follows:

1.	Capitalized Terms

Except as otherwise provided for herein, all capitalized terms and expressions used in this First Amending Agreement shall have the meanings ascribed to them in the CTA.

2.	Amendments to CTA

	a.	The following are added as additional definitions in Section 1.1 of the CTA:

“Disposition” means with respect to any asset of any Person, any direct or indirect sale (including, where the context so requires, the sale of the Person itself), lease (where such Person is the lessor of such asset), assignment, cession, transfer (including any transfer of title or possession), exchange, conveyance, release or gift of such asset, and includes the collection, foreclosure or other realization upon collateral pledged by such Person; and “Dispose”, “Disposal” and “Disposed” have meanings correlative thereto;”

“Forward Sale/Streaming Agreements” has the meaning ascribed thereto in the Indenture;"

“FSA Purchasers” means the Namoya Purchaser and the Twangiza Purchaser;"

"Namoya Streaming Agreement" has the meaning ascribed thereto in the Indenture;"

“Namoya Payable Gold” has the meaning ascribed to “Payable Gold” in the Namoya Streaming Agreement;”

“Namoya Purchaser” has the meaning ascribed to “Purchaser” in the Namoya Streaming Agreement;”

“Priority Stream Obligations” has the meaning ascribed thereto in the Indenture;”

“Twangiza Purchaser” has the meaning ascribed to “Purchaser” in each of the Twangiza Forward Agreement – 1 and Twangiza Forward Agreement - 2;”

b.	The definitions of “Permitted Prior Liens” and “Priority Debt Sharing Confirmation” and are deleted in their entirety and replaced with the following:

“Permitted Prior Liens” means Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the Liens created by the Priority Lien Documents.

“Priority Debt Sharing Confirmation” means, as to any Series of Priority Lien Debt, the written agreement of the holders of such Series of Priority Lien Debt, as set forth in the credit agreement, indenture or other agreement governing such Series of Priority Lien Debt, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that all Priority Lien Obligations will be and are secured equally and ratably by all Liens at any time granted by the Borrower or any other Obligor to secure any Obligations in respect of such Series of Priority Lien Debt (except that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a)), whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably (except that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a)), and that the holders of Obligations in respect of such Series of Priority Lien Debt are bound by the provisions in this Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under this Agreement.

c.	Subsection (b)(i) of the definition of "Parity Lien Debt" in Section 1.1 of the CTA is deleted in its entirety and replaced with the following:

"such Indebtedness is designated by the Borrower, in an Officer’s Certificate delivered to each Parity Debt Representative and the Collateral Agent, as “Parity Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt, except for the Namoya Streaming Obligations;"

d.	Subsection (a) of the definition of "Priority Lien Debt" in Section 1.1 of the CTA is deleted in its entirety and replaced with the following:

"such Indebtedness is designated by the Borrower, in an Officer’s Certificate delivered to each Priority Debt Representative and the Collateral Agent, as “Priority Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt, except for the Namoya Streaming Obligations;"

e.	The following is added to the end of the first sentence of Section 2.5 of the CTA:

(except that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a)).

f.	The following is added to Section 3.3 of the CTA:

"Notwithstanding any Act of Instructing Debtholders or any provision in this Agreement or in any other Collateral Document, the Collateral Agent shall not Dispose of nor shall it request, approve or consent to any Disposition of the Collateral unless such Disposition complies in all respects with the transfer restrictions in the Forward Sale/Streaming Agreements. If the Disposition of Collateral is effected in accordance in all respects with the transfer provisions in the Namoya Streaming Agreement, then the Namoya Purchaser will have no entitlement to share in the proceeds of the Disposition of such Collateral (including pursuant to Section 3.4(a)) except to satisfy the Priority Stream Obligations due and owing to the Namoya Purchaser prior to such Disposition and not assumed by the transferee of such Collateral."

g.	Section 3.4(a) of the CTA is deleted in its entirety and replaced with the following:

“(a) The Collateral Agent will, subject to applicable law, apply the proceeds of any Disposition of any Collateral and the proceeds of any insurance policy, including any title insurance policy, in the following order of application and pursuant to wiring instructions as specified in an Act of Instructing Debtholders:

(i) FIRST, to the payment of all amounts payable under this Agreement on account of the Collateral Agent’s direct or indirect fees and any reasonable legal fees, costs and expenses or other liabilities or debts of any kind incurred by the Collateral Agent or any co-trustee or agent in connection with this Agreement or any other Collateral Document;

(ii) SECOND, to the repayment of Indebtedness or other Obligations, other than Secured Obligations, secured by a Permitted Prior Lien on the Collateral sold or realized upon;

(iii) THIRD, to the Namoya Purchaser for application to the payment of all outstanding Priority Stream Obligations;

(iv) FOURTH, to the respective Priority Debt Representatives for application to the payment of all outstanding Priority Lien Obligations (other than the Priority Stream Obligations) that are then due and payable in such order as may be provided in the Priority Lien Documents in an amount sufficient to pay in full in cash all outstanding Priority Lien Debt (other than the Priority Stream Obligations) and all other Priority Lien Obligations (other than the Priority Stream Obligations) that are then due and payable (including all interest accrued thereon after the commencement of any bankruptcy or other Insolvency Proceeding at the rate, including any applicable post-default rate, specified in the Priority Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit and bankers’ acceptances constituting Priority Lien Debt);

(v) FIFTH, to the respective Parity Debt Representatives for application to the payment of all outstanding Parity Lien Obligations that are then due and payable in such order as may be provided in the Parity Lien Documents in an amount sufficient to pay in full in cash all outstanding Parity Lien Debt and all other Parity Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any bankruptcy or other Insolvency Proceeding at the rate, including any applicable post-default rate, specified in the Parity Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at 102.5% of the aggregate undrawn amount) of all outstanding letters of credit and bankers’ acceptances constituting Parity Lien Debt); and

(vi) SIXTH, any surplus remaining after the irrevocable and unconditional payment in full in cash of all of the Secured Obligations and Obligations entitled to the benefit of such Collateral will be paid to the Borrower or the other applicable Obligors, as the case may be, or its successors or assigns, or as a court of competent jurisdiction may direct.”

h.	Section 3.4 of the CTA is hereby amended by adding the following as subsection (c):

If any Priority Lien Secured Party other than the Namoya Purchaser collects or receives any proceeds in respect of the Priority Stream Obligations prior to the payment and satisfaction in full of the Priority Stream Obligations and a Responsible Officer of such Priority Debt Representative shall have received written notice, or shall have actual knowledge, of the same prior to such Priority Debt Representative’s distribution of such proceeds, whether after the commencement of an Insolvency Proceeding or otherwise, such Priority Lien Secured Party will forthwith deliver the same to the Collateral Agent, for the account of the Namoya Purchaser, in the form received, duly endorsed to the Collateral Agent, for the account of the Namoya Purchaser to be applied in accordance with clause (a) above.

Until so delivered, such proceeds will be held by such Priority Lien Secured Party for the benefit of the Namoya Purchaser. This Section 3.4(c) shall not apply to payments received by any holder of Priority Lien Obligations if such payments are not proceeds of any Disposition of any Collateral.

3.	Acknowledgement of Security Interest in Forward Sale/Streaming Agreements

The parties hereto acknowledge that the FSA Purchasers have granted a security interest in all of their right, title, estate and interest in, to, under and in respect of the Forward Sale/Streaming Agreements as general and continuing security for the payment and performance of certain of their other obligations. The parties hereto agree that upon a due enforcement of such security interest against a FSA Purchaser by the applicable secured parties or their representative, the security parties or their representative shall hold all of the applicable FSA Purchaser’s right, title, estate and interest in, to, under and in respect of the Forward Sale/Streaming Agreements and shall be afforded the benefit of, and be deemed to have assumed, all of the rights and obligations of the Forward Sale/Streaming Agreements under the Collateral Documents, provided that such secured parties or their representative execute(s) the requisite Priority Debt Sharing Confirmation or Parity Debt Sharing Confirmation, as applicable.

4.	Amendments to Priority Debt Sharing Confirmations

The parties hereto acknowledge and agree that each Priority Debt Sharing Confirmation in the Secured Debt Documents (including, without limitation, the Securities Purchase Agreement dated August 18, 2014 between Banro Corporation and the Buyers (as defined therein)) or entered into in connection with a Secured Debt Document, is hereby amended to provide that the Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a) of this Agreement.

5.	Amendments to Secured Debt Documents and Collateral Documents

The parties hereto acknowledge and agree that all Secured Debt Documents and Collateral Documents are deemed to be amended to the extent required to reflect the amendments set forth in this First Amending Agreement.

6.	Further Steps

The Company and the Trustee are hereby authorized and directed to take all such further steps as are necessary to give effect to the amendments as set forth in this First Amending Agreement.

7.	Incorporation into CTA

This First Amending Agreement shall be read and construed as if forming a part of the CTA and the CTA shall be amended and revised to the extent required to give effect to this First Amending Agreement.

8.	Ratification

The CTA, as amended by this First Amending Agreement, is in all respects ratified and confirmed.

9.	Governing Law

This First Amending Agreement shall be construed in accordance with the laws of the Province of Ontario and shall be treated in all respects as an Ontario contract. The parties hereby submit and attorn to the jurisdiction of the courts of Ontario for all matters related to this First Amending Agreement.

10.	Counterparts

This First Amending Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof.

[signature page follows]

IN WITNESS WHEREOF the parties have executed this First Amending Agreement as of the date first above written.

EQUITY FINANCIAL TRUST COMPANY
as Collateral Agent

Per:	“Kathy Thorpe”
Name: Kathy Thorpe
Title: Senior Trust Officer

Per:	“Carol Mikos
Name: Carol Mikos
Title: Vice President Trust Services

EQUITY FINANCIAL TRUST COMPANY
as Indenture Trustee

Per:	“Kathy Thorpe”
Name: Kathy Thorpe
Title: Senior Trust Officer

Per:	“Carol Mikos
Name: Carol Mikos
Title: Vice President Trust Services

BANRO CORPORATION
as Borrower and Issuer

Per:	“Kevin Jennings”
Name: Kevin Jennings
Title: Chief Financial Officer

BANRO CONGO MINING S.A.
as Initial Guarantor

Per:	“Dan Bansah”
Name: Dan Bansah
Title: Director & General Manager

(signature page to Amending Agreement)

KAMITUGA MINING S.A.
as Initial Guarantor

Per:	“Dan Bansah”
Name: Dan Bansah
Title: Director

LUGUSHWA MINING S.A.
as Initial Guarantor

Per:	“Dan Bansah”
Name: Dan Bansah
Title: Director

NAMOYA MINING S.A.
as Initial Guarantor

Per:	“Dan Bansah”
Name: Dan Bansah
Title: Director

TWANGIZA MINING S.A.
as Initial Guarantor

Per:	“Dan Bansah”
Name: Dan Bansah
Title: Director

BANRO GROUP (BARBADOS) LIMITED
as Guarantor

Per:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

BANRO CONGO (BARBADOS) LIMITED
as Guarantor

Per:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

(signature page to Amending Agreement)

KAMITUGA (BARBADOS) LIMITED
as Guarantor

Per:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

LUGUSHWA (BARBADOS) LIMITED
as Guarantor

Per:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

NAMOYA (BARBADOS) LIMITED
as Guarantor

Per:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

TWANGIZA (BARBADOS) LIMITED
as Guarantor

Per:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

ECOBANK DRC SA
as Secured Debt Representative

Per:	“Yves Coffi Quam-Dessou”
Name: Yves Coffi Quam-Dessou
Title: Directeur Général

Per:
Name:
Title:

GRAMERCY FUNDS MANAGEMENT LLC
as Secured Debt Representative

Per:	“Robert L. Rauch”
Name: Robert L. Rauch
Title: Partner, Portfolio Manager

(signature page to Amending Agreement)